Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
APPOINTMENT OF VICE-PRESIDENTS

The Company announces that the Board has resolved on the appointment of Mr Bo Qiliang and Mr Sun Bo as Vice Presidents of the Company.
The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) is pleased to announce that in accordance with the articles of association of the Company, the Board has resolved that Mr Bo Qiliang and Mr Sun Bo be appointed as Vice Presidents of the Company.
Bo Qiliang, aged 47, is the General Manager of PetroChina International Ltd. and General Manager of China National Oil and Gas Exploration and Development Corporation. Mr. Bo holds a doctor’s degree and is a professor-level senior engineer. He has nearly 25 years of working experience in China’s oil and gas industry. In July 1983, he graduated from East China Petroleum Institute, majoring in Oil Production Engineering; in August 1986, he obtained his master degree in Oil and Gas Field Development from the Petroleum Exploration and Development Science Research Institute; in June 2001, he obtained his master of business administration degree from the Massachusetts Institute of Technology, USA; in June 2005, he obtained his doctor’s degree from China University of Petroleum (Beijing), majoring in Oil and Gas Field Development. Mr Bo was the Vice President of the Scientific Research Institute of Petroleum Exploration and Development since February 1997, key leader of CNPC International (E&D) Ltd. since December 2001, Senior Deputy General Manager of China National Oil and Gas Exploration and Development Corporation since October 2004, President of PetroKazakhstan Inc. and has concurrently been leader of the Kazakhstan Coordination and Steering Team since November 2005, General Manager of China National Oil and Gas Exploration and Development Corporation since September 2008. Mr Bo was appointed to his current position in November 2009.

Sun Bo, aged 49, is the General Manager of Trans-Asia Gas Pipeline Company Limited. Mr Sun is a professor-level senior engineer and has over 25 years of working experience in China’s oil and gas industry. In July 1983, he graduated from East China Petroleum Institute, majoring in Oil Production Engineering. He had been appointed the Deputy General Manager of Al Waha Oil Company Ltd. since June 1996; Vice President of CNPC International (Venezuela) Ltd. since October 1998; Chief Engineer and Deputy General Manager of China National Oil and Gas Exploration and Development Corporation and concurrently President of CNPC International (Venezuela) Ltd. since September 1999; General Manager of China Petroleum Engineering & Construction Corporation since January 2004; Vice Chairman and President of CNPC Services & Engineering Ltd. and concurrently General Manager of China Petroleum Engineering & Construction Corporation since June 2006. Mr Sun was appointed to his current position in September 2007.
By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board
16 January 2010
Beijing, the PRC
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.

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